UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


                      ___________________________________

                                SCHEDULE 14F-1
                      ___________________________________


                             INFORMATION STATEMENT
                       PURSUANT TO SECTION 14(f) OF THE
                        SECURITIES EXCHANGE ACT OF 1934
                           AND RULE 14f-1 THEREUNDER


                           CEPHEUS ACQUISITION CORP.
       (Exact name of registrant as specified in its corporate charter)



                                    0-54122
                              Commission File No.



              Delaware
      (State of Incorporation)        (IRS Employer Identification No.)

              2000 Hamilton Street, #943, Philadelphia, PA 19130
                   (Address of principal executive offices)


                                (215) 405-8018
                          (Issuer's telephone number)


   ________________________________________________________________________

          NOTICE OF CHANGE IN THE MAJORITY OF THE BOARD OF DIRECTORS
   ________________________________________________________________________

                           CEPHEUS ACQUISITION CORP.

                          2000 HAMILTON STREET, #943
                            PHILADELPHIA, PA 19130

                             INFORMATION STATEMENT

                                  PURSUANT TO
                   SECTION 14(F) OF THE SECURITIES EXCHANGE
                     ACT OF 1934 AND RULE 14F-1 THEREUNDER


                                    GENERAL

This Information Statement is being delivered on or about May 8, 2011 to the holders of shares of common stock, par value $0.0001 (the "Common Stock") of Cepheus Acquisition Corp., a Delaware corporation (the "Company"). You are receiving this Information Statement in connection with the anticipated appointment of a new member to the Company's Board of Directors (the "Board").

William Tay, the sole shareholder of the Company has entered into a Share Purchase Agreement dated as of April 26, 2011 (the "Agreement") with Success Parking USA LLC, a Delaware limited liability company, which results in a restructuring of the Company's management, Board, and ownership. The Agreement is subject to a number of conditions to closing.

Pursuant to the terms of the Agreement, on May 18, 2011 William Tay will sell 31,390,000 shares of the Company, representing at that time 100% of the outstanding Common Stock, to Success Parking USA LLC. As consideration for the purchase of the shares, Success Parking USA LLC will pay the sum of $69,990 in cash out of its working capital to William Tay ( the "Share Purchase").

On May 18, 2011, in accordance with the Agreement and assuming consummation of the Share Purchase, it is anticipated that William Tay, will resign as the sole director and officer and appoint Tsahi Merkur as the sole officer and director of the Company. Mr. Merkur will not take office until 10 days after this Information Statement is mailed or delivered to all Company stockholders in compliance with Section 14(f) of the Securities Exchange Act of 1934 (the "Exchange Act") and Rule 14f-1 thereunder and assuming consummation of the Share Purchase.

On May 8, 2011, there were 31,390,000 shares of Common Stock issued and outstanding. Each share of Common Stock entitles the holder thereof to one vote on each matter that may come before a meeting of the stockholders.

To the best of our knowledge, except as set forth in this Information Statement, the anticipated incoming director is not currently a director of the Company, did not hold any position with the Company nor has been involved in any transactions with the Company or any of our directors, executive officers, affiliates or associates that are required to be disclosed pursuant to the rules and regulations of the SEC. To the best of our knowledge, none of the officers or anticipated incoming or existing directors of the Company has been the subject of any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time, been convicted in a criminal proceeding or been subject to a pending criminal proceeding (excluding traffic violations and other minor offenses), been subject to any order, judgment or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting such person's involvement in any type of business, securities or banking activities or been found by a court of competent jurisdiction (in a civil action), the SEC or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended or vacated.


  WE ARE NOT SOLICITING YOUR PROXY. NO VOTE OR OTHER ACTION BY THE COMPANY'S
      SHAREHOLDERS IS REQUIRED IN RESPONSE TO THIS INFORMATION STATEMENT.


        SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

ACTUAL BENEFICIAL OWNERSHIP BEFORE THE SHARE PURCHASE

The following table sets forth, as of May 8, 2011, certain information with respect to the Company's equity securities owned of record or beneficially by
(i) each officer and director of the Company; (ii) each person who owns beneficially more than 5% of each class of the Company's outstanding equity securities; and (iii) all directors and executive officers as a group.

                                                 Amount
                                               and Nature
                                                   of
                 Name and Address of           Beneficial   Percent of Class
Title of Class   Beneficial Owner (1) (2)       Ownership          (3)
--------------   ---------------------------   ----------   ----------------
Common Stock     William Tay                   31,390,000         100%
                 2000 Hamilton Street
                 #943
                 Philadelphia, PA
                 19130

--------------
(1) Beneficial ownership has been determined in accordance with Rule 13d-3 under the Exchange Act and unless otherwise indicated, represents securities for which the beneficial owner has sole voting investment power or has the power to acquire such beneficial ownership within 60 days.

(2) Mr. William Tay is the sole beneficial owner of all of the Company's currently outstanding Common Stock and is the current sole director and officer of the Company

(3) Based on 31,390,000 shares of Common Stock issued and outstanding before and after the closing of the transaction contemplated by the Agreement.


ANTICIPATED BENEFICIAL OWNERSHIP AFTER THE SHARE PURCHASE

The following table sets forth information on the anticipated beneficial ownership of our Common Stock after the Share Purchase by (i) each of the anticipated officers and directors of the Company; (ii) each person who we anticipate being a beneficial owner of more than 5% of each class of the Company's outstanding equity securities; and (iii) all of our anticipated directors and executive officers as a group. Applicable percentage ownership if the following table is base upon 31,390,000 shares of Common Stock anticipated to be outstanding following the Share Purchase.

                                                 Amount
                                               and Nature
                                                   of
                 Name and Address of           Beneficial   Percent of Class
Title of Class   Beneficial Owner (1)           Ownership          (2)
--------------   ---------------------------   ----------   ----------------
Common Stock     Tsahi Merkur (3)              31,390,000         100%
                 c/o Success Parking USA LLC
                 One Southeast Third Avenue
                 25th floor
                 Miami, Florida 33131

Common Stock     Success Parking USA LLC       31,390,000         100%
                 One Southeast Third Avenue
                 25th floor
                 Miami, Florida 33131

-------------
(1) Beneficial ownership has been determined in accordance with Rule 13d-3 under the Exchange Act and unless otherwise indicated, represents securities for which the beneficial owner has sole voting investment power or has the power to acquire such beneficial ownership within 60 days. Accordingly, the numbers assume a closing of the Share Purchase has occurred.

(2) Based on 31,390,000 shares of Common Stock issued and outstanding before and after the closing of the transaction contemplated by the Agreement.

(3) Tsahi Merkur controls Success Parking USA LLC and is therefore deemed to be the beneficial owner of the shares of common stock of the Company owned by Success Parking USA LLC.


              CHANGES IN CONTROL AND CHANGE OF BOARD OF DIRECTORS

It is anticipated that, if all conditions to closing are satisfied, on May 18, 2011, Success Parking USA LLC, will acquire 31,390,000 shares from William Tay in a private transaction. As the controlling equity holder of Success Parking USA LLC, Tsahi Merkur will become the "control person" of the Registrant as that term is defined in the Securities Act of 1933, as amended. Simultaneously with this transaction, it is anticipated that William Tay will resign as an officer and director and appoint Tsahi Merkur to the Board and which appointment is effective 10 days after mailing of this Information Statement. Upon the closing of the Share Purchase, Tsahi Merkur will be appointed as President, and Secretary of the Company.

Prior to the sale, the Company had 31,390,000 shares of common stock issued and outstanding.


                               LEGAL PROCEEDINGS

Our management knows of no material existing or pending legal proceedings or claims against us, nor are we involved as a plaintiff in any material proceeding or pending litigation. To our knowledge, none of our directors, officers or affiliates, and no owner of record or beneficial owner of more than five percent (5%) of our securities, or any associate of any such director, officer or security holder is a party adverse to us or has a material interest adverse to us in reference to pending litigation.


         DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

CURRENT DIRECTORS AND OFFICERS

Prior to the consummation of the Share Purchase, our Board of Directors consisted of one member, William Tay, who was elected to serve until his successors are duly elected and qualified. Mr. Tay has submitted a letter of resignation and it is anticipated that Mr. Tsahi Merkur will be appointed to our Board of Directors. Mr. Tay's resignation and the appointment of Mr. Merkur will become effective on May 18, 2011, the anticipated closing date of the Share Purchase, assuming all conditions to closing have been satisfied.

On May 18, 2011, assuming closing of the Share Purchase, it is anticipated that our Board of Directors will appoint the new executive officers as listed below.

ANTICIPATED DIRECTORS AND EXECUTIVE OFFICERS

The following table sets forth the name and age of the anticipated incoming director and executive officer of the Company, the principal offices and positions with the Company held by each person. Assuming consummation of the Share Purchase, such person will become a director and/or executive officer of the Company effective 10 days after the mailing of this Information Statement. The executive officers of the Company are elected annually by the Board. The directors serve one year terms until their successors are elected. The executive officers serve terms of one year or until their death, resignation or removal by the Board. Unless described below, there are no family relationships among any of the directors and officers.

Name                Age                    Position(s)
------------        ---          ---------------------------------
Tsahi Merkur        35           President, Secretary and Director


TSAHI MERKUR is anticipated to serve, upon the closing of the Share Purchase, as the Company's President, Secretary and Director. Mr. Merkur is the owner of Success Parking L.T.D., an Israeli corporation that owns and operates parking facilities throughout the State of Israel. Mr. Merkur has been an employee of Success Parking L.T.D. for the past 10 years and currently serves as its Chief Executive Officer. Mr. Merkur is a citizen of the State of Israel.

Directors are elected until their successors are duly elected and qualified.

FAMILY RELATIONSHIPS

There are no family relationships among our directors or officers.

INVOLVEMENT IN CERTAIN LEGAL PROCEEDINGS

To the best of our knowledge, none of our directors or executive officers has been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors, or has been a party to any judicial or administrative proceeding during the past five years that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws, except for matters that were dismissed without sanction or settlement. Except as set forth in our discussion below in "Transactions with Related Persons," none of our directors, director nominees or executive officers has been involved in any transactions with us or any of our directors, executive officers, affiliates or associates which are required to be disclosed pursuant to the rules and regulations of the SEC.

                       TRANSACTIONS WITH RELATED PERSONS

TRANSACTIONS WITH RELATED PERSONS

We do not have any transactions with related persons.

POLICIES AND PROCEDURES FOR REVIEW, APPROVAL OR RATIFICATION OF TRANSACTIONS WITH RELATED PERSONS

As we increase the size of our Board of Directors and gain independent directors, we expect to prepare and adopt a written related-person transactions policy that sets forth our policies and procedures regarding the identification, review, consideration and approval or ratification of "related-persons transactions." For purposes of our policy only, a "related-person transaction" will be a transaction, arrangement or relationship (or any series of similar transactions, arrangements or relationships) in which we and any "related person" are participants involving an amount that exceeds $120,000. Transactions involving compensation for services provided to us as an employee, director, consultant or similar capacity by a related person will not be covered by this policy. A related person will be any executive officer, director or a holder of more than five percent of our common shares, including any of their immediate family members and any entity owned or controlled by such persons.

We anticipate that, where a transaction has been identified as a related-person transaction, the policy will require management to present information regarding the proposed related-person transaction to our future audit committee (or, where approval by our audit committee would be inappropriate, to another independent body of our Board of Directors) for consideration and approval or ratification. Management's presentation will be expected to include a description of, among other things, the material facts, the direct and indirect interests of the related persons, the benefits of the transaction to us and whether any alternative transactions are available.
To identify related-person transactions in advance, we are expected to rely on information supplied by our executive officers, directors and certain significant shareholders. In considering related-person transactions, our Board of Directors will take into account the relevant available facts and circumstances including, but not limited to:

        * the risks, costs and benefits to us;

        * the effect on a director's independence in the event the related person is a director, immediate family member of a director or an entity with which a director is affiliated;

        * the terms of the transaction;

        * the availability of other sources for comparable services or products; and

        * the terms available to or from, as the case may be, unrelated third parties or to or from our employees generally.

We also expect that the policy will require any interested director to excuse himself or herself from deliberations and approval of the transaction in which the interested director is involved.


            SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires the Company's directors and executive officers and persons who own more than ten percent of a registered class of the Company's equity securities to file with the Commission initial reports of ownership and reports of changes in ownership of Common Stock and other equity securities of the Company. Officers, directors and greater than ten percent shareholders are required by Commission regulations to furnish the Company with copies of all Section 16(a) forms they file.

To the Company's knowledge, none of the officers, directors or shareholders of the Company was delinquent in any necessary filings under Section 16(a).


                             CORPORATE GOVERNANCE

DIRECTOR INDEPENDENCE

We currently do not have any independent directors, as the term "independent" is defined by the rules of the Nasdaq Stock Market.

BOARD MEETINGS AND ANNUAL MEETING

During fiscal year ended December 31, 2010, our Board of Directors did not meet. We did not hold an annual meeting in 2010.

BOARD COMMITTEES

We presently do not have an audit committee, compensation committee or nominating committee or committees performing similar functions, as our management believes that until this point it has been premature at the early stage of our management and business development to form an audit, compensation or nominating committee. However, our new management plans to form an audit, compensation and nominating committee in the near future when the Company's operations are more at a more advanced stage. We envision that the audit committee will be primarily responsible for reviewing the services performed by our independent auditors and evaluating our accounting policies and system of internal controls. We envision that the compensation committee will be primarily responsible for reviewing and approving our salary and benefits policies (including stock options) and other compensation of our executive officers. The nominating committee would be primarily responsible for nominating directors and setting policies and procedures for the nomination of directors. The nominating committee would also be responsible for overseeing the creation and implementation of our corporate governance policies and procedures. Until these committees are established, these decisions will continue to be made by our Board of Directors. Although our Board of Directors has not established any minimum qualifications for director candidates, when considering potential director candidates, our Board of Directors considers the candidate's character, judgment, skills and experience in the context of the needs of our Company and our Board of Directors.

We do not have a charter governing the nominating process. The members of our Board of Directors, who perform the functions of a nominating committee, are not independent because they are also our officers. There has not been any defined policy or procedure requirements for shareholders to submit recommendations or nominations for directors. Our Board of Directors does not believe that a defined policy with regard to the consideration of candidates recommended by shareholders is necessary at this time because, given the early stages of our development, a specific nominating policy would be premature and of little assistance until our business operations are at a more advanced level.

BOARD LEADERSHIP STRUCTURE AND ROLE IN RISK OVERSIGHT

Our Board of Directors recognizes that the leadership structure and combination or separation of the Chief Executive Officer and Chairman roles is driven by the needs of the Company at any point in time. As a result, no policy exists requiring combination or separation of leadership roles and our governing documents do not mandate a particular structure. This has allowed our Board of Directors the flexibility to establish the most appropriate structure for the Company at any given time.

Our Board of Directors is responsible for overseeing the overall risk management process at the Company. Risk management is considered a strategic activity within the Company and responsibility for managing risk rests with executive management while the Board of Directors participates in the oversight of the process. The oversight responsibility of our Board of Directors is enabled by management reporting processes that are designed to provide visibility to the Board of Directors about the identification, assessment, and management of critical risks. These areas of focus include strategic, operational, financial and reporting, succession and compensation, compliance, and other risks.

SHAREHOLDER COMMUNICATIONS

Our Board of Directors does not currently provide a process for shareholders to send communications to our Board of Directors because our management believes that until this point it has been premature to develop such processes given the limited liquidity of our Common Stock. However, our new management may establish a process for shareholder communications in the future.


               COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

                            EXECUTIVE COMPENSATION

COMPENSATION OF EXECUTIVE OFFICERS

The Company's executive officers did not receive any compensation or other remuneration in their capacity as such during the fiscal year ended December 31, 2010.

EMPLOYMENT AGREEMENTS

The Company has not entered into any employment agreements with our executive officers or other employees to date.

GRANTS OF PLAN-BASED AWARDS

No plan-based awards were granted to any of our named executive officers during the fiscal year ended December 31, 2010.

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR END

No unexercised options or warrants were held by any of our named executive officers at December 31, 2010. No equity awards were made during the fiscal year ended December 31, 2010.

OPTION EXERCISES AND STOCK VESTED

No options to purchase our capital stock were exercised by any of our named executive officers, nor was any restricted stock held by such executive officers vested during the fiscal year ended December 31, 2010.

PENSION BENEFITS

No named executive officers received or held pension benefits during the fiscal year ended December 31, 2010.

NONQUALIFIED DEFERRED COMPENSATION

No nonqualified deferred compensation was offered or issued to any named executive officer during the fiscal year ended December 31, 2010.

POTENTIAL PAYMENTS UPON TERMINATION OR CHANGE IN CONTROL

Our executive officers are not entitled to severance payments upon the termination of their employment agreements or following a change in control.

COMPENSATION OF DIRECTORS

No member of our Board of Directors received any compensation for his services as a director during the fiscal year ended December 31, 2010.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

During the fiscal year 2010 we did not have a standing compensation committee. Our Board of Directors was responsible for the functions that would otherwise be handled by the compensation committee. All directors participated in deliberations concerning executive officer compensation, including directors who were also executive officers, however, none of our executive officers received any compensation during the last fiscal year. None of our executive officers has served on the Board of Directors or compensation committee (or other committee serving an equivalent function) of any other entity, any of whose executive officers served on our Board or Compensation Committee.


                                  SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has duly caused this information statement to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: May 8, 2011

                                        CEPHEUS ACQUISITION CORP.



                                        /s/ William Tay
                                        ---------------------------------------
                                        William Tay
                                        President